Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-236018

August 20, 2020

CNB Financial Corporation

Depositary Shares, Each Representing a 1/40th Interest in a Share of

7.125% Series A Fixed Rate Non-Cumulative Perpetual Preferred Stock

SUMMARY OF TERMS DATED August 20, 2020

Issuer	CNB Financial Corporation

Security	Depositary Shares (“Depositary Shares”), each representing a 1/40th interest in a share of 7.125% Series A Fixed Rate Non-Cumulative Perpetual Preferred Stock (the “Preferred Stock”)

Size	2,100,000 Depositary Shares ($52,500,000 aggregate liquidation preference); or up to 2,415,000 Depositary Shares ($60,375,000 aggregate liquidation preference) if the underwriters exercise their option to purchase additional Depositary Shares

Maturity	Perpetual

Liquidation Preference	$25.00 per Depositary Share (equivalent to $1,000 per share of Preferred Stock)

Dividend Rate (Non-Cumulative)	7.125% per annum

Dividend Payment Dates	Beginning December 1, 2020, and each March 1, June 1, September 1, and December 1 thereafter

Day Count	30/360

Optional Redemption	The Issuer may redeem the Preferred Stock at its option, (i) in whole or in part, from time to time, on any dividend payment date on or after September 1, 2025 or (ii) in whole but not in part, within 90 days following a regulatory capital treatment event (as defined in the preliminary prospectus supplement dated August 17, 2020), at a redemption price equal to $1,000 per share (equivalent to $25.00 per Depositary Share), plus any declared and unpaid dividends.

Trade Date	August 20, 2020

Settlement Date(1)	August 25, 2020 (T + 3)

Public Offering Price	$25.00 per Depositary Share

Underwriting Discount	$0.7875 per Depositary Share

Net Proceeds (before expenses and fees) to Issuer	$50,846,250

Joint Book-Running Managers	Janney Montgomery Scott LLC Boenning & Scattergood, Inc.

Lead Manager	Janney Montgomery Scott LLC

Co-Managers	William Blair & Company, L.L.C. Hovde Group, LLC

Expected Listing	The Company has filed an application to list the Depositary Shares with the Nasdaq Global Select Market under the symbol “CCNEP.” If the application is approved, trading of the Depositary Shares is expected to begin within 30 days after the original issue date.

CUSIP/ISIN	126128 206 / US1261282065

(1)	Note: The underwriters expect to deliver the Depositary Shares in book-entry form only through the facilities of The Depository Trust Company and its participants.

The Depositary Shares are not deposits or obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other government agency or instrumentality.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and an accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the final prospectus supplement (when available) and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting Janney Montgomery Scott LLC at by emailing prospectus@janney.com.

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